Mail Stop 4561

May 22, 2009

Guido DiGregorio, Chairman, President and CEO
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065
Via facsimile also at (650) 802-7777

      Re: Communication Intelligence Corporation
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed May 22, 2009
              File No. 000-19301

Dear Mr. DiGregorio:

      We have completed our review of your revised filing and have no further comments at this time on the specific issues raised.

                              Sincerely,

                              Katherine Wray
                              Staff Attorney